                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 16)*

                              Saul Centers, Inc.
      ------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
      ------------------------------------------------------------------
                        (Title of Class of Securities)

                                  804395 10 1
      ------------------------------------------------------------------
                                (CUSIP Number)

                              Henry Ravenel, Jr.
                            8401 Connecticut Avenue
                          Chevy Chase, Maryland 20815
                                (301) 986-6207
      ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               January 31, 2001
      ------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 21 Pages

                                                              Page 2 of 21 Pages

                                 SCHEDULE 13D
CUSIP NO. 804395 10 1
         -----------------

------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS

       B. Francis Saul II
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      SC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER (See Item 6)
                     7
     NUMBER OF            21,019

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER (See Item 6)
   BENEFICIALLY      8
                          4,455,442
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER (See Item 6)
                     9
    REPORTING             21,019

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER (See Item 6)
       WITH          10
                          4,455,442
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,476,461
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                                              Page 3 of 21 Pages

                                 SCHEDULE 13D
CUSIP NO. 804395 10 1
         -----------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      Franklin Property Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER (See Item 6)
                     7
     NUMBER OF            179,248

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER (See Item 6)
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER (See Item 6)
                     9
    REPORTING             179,248

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER (See Item 6)
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      179,248
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                                              Page 4 of 21 Pages

                                      13D
--------------------------
CUSIP NO. 804395 10 1
--------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      Westminster Investing Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER (See Item 6)
                     7
     NUMBER OF            374,030

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER (See Item 6)
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER (See Item 6)
                     9
    REPORTING             374,030

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER (See Item 6)
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      374,030
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                                              Page 5 of 21 Pages

                                      13D
--------------------------
CUSIP NO. 804395 10 1
--------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      Van Ness Square Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER (See Item 6)
                     7
     NUMBER OF            85

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER (See Item 6)
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER (See Item 6)
                     9
    REPORTING             85

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER (See Item 6)
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      85
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                                              Page 6 of 21 Pages

                                      13D
--------------------------
CUSIP NO. 804395 10 1
--------------------------

------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS

       B.F. Saul Real Estate Investment Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      SC, WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER (See Item 6)
                     7
     NUMBER OF            2,805,425

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER (See Item 6)
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER (See Item 6)
                     9
    REPORTING             2,805,425

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER (See Item 6)
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,805,425
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                                              Page 7 of 21 Pages


                                AMENDMENT NO. 16
                                ----------------
                                       TO
                                       --
                                  SCHEDULE 13D
                                  ------------

ITEM 1.  Security and Issuer.


        No change.


ITEM 2.  Identity and Background.


        Item 2 is amended in its entirety to read as follows:

        This statement is filed by (1) B. Francis Saul II, (2) Franklin Property Company, (3) Westminster Investing Corporation, (4) Van Ness Square Corporation and (5) B. F. Saul Real Estate Investment Trust, all or some of whom may be considered a group for the purposes of Rule 13d-1. Franklin Property Company, Westminster Investing Corporation, and Van Ness Square Corporation are hereinafter referred to collectively as the "Corporations."

        B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) the Issuer, (ii) B. F. Saul Company (the "Saul Company"), (iii) B. F. Saul Real Estate Investment Trust (the "Saul Trust"), and
(iv) Chevy Chase Bank, F.S.B. ("Chevy Chase"). Mr. Saul's business address and that of each of the foregoing entities is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 (except Chevy Chase which is located at 7926 Jones Branch Drive, McLean, Virginia 22102). The principal business of each of the foregoing entities (except for Chevy Chase, which is a federally chartered savings bank) is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Trust, an unincorporated business trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company. Chevy Chase is a majority owned subsidiary of the Saul Trust.

        Franklin Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

        Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

        Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

        The address of the principal business and principal office of each of the Corporations is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

                                                              Page 8 of 21 Pages

        Information about the directors and executive officers of each of the Corporations and the Saul Trust is set forth in the following tables. B. Francis Saul II is ultimately in control of each of the Corporations and the Saul Trust.

Franklin Property Company
-------------------------

                                    Position with Company and Present
Name/1/                             Principal Occupation if Different
-------                             ---------------------------------

Philip D. Caraci                    Chairman; President and Director, Saul
                                    Centers, Inc.; Executive Vice President, B.
                                    F. Saul Company; Senior Vice President and
                                    Secretary, B.F. Saul Real Estate Investment
                                    Trust

B. Francis Saul III                 President and Director; Vice Chair, Saul
                                    Centers, Inc.; Senior Vice President and
                                    Director, B. F. Saul Company; Vice President and Trustee, B. F. Saul Real Estate
                                    Investment Trust; Director, Chevy Chase
                                    Bank, F.S.B.


Ross E. Heasley                     Vice President and Director; Vice President,
                                    B. F. Saul Company; Vice President, B. F.
                                    Saul Real Estate Investment Trust; Vice
                                    President and Assistant Secretary, Saul
                                    Centers, Inc.


Laurence Millspaugh                 Vice President; Vice President, B. F. Saul
                                    Company; Vice President, B. F. Saul Real
                                    Estate Investment Trust

Patricia E. Clark                   Secretary and Director; Assistant Vice
                                    President and Secretary, B. F. Saul Company

Henry C. Parrish III                Senior Vice President; Vice President, B. F.
                                    Saul Company; Vice President, B. F. Saul
                                    Real Estate Investment Trust


William K. Albright                 Vice President and Treasurer; Vice President
                                    and Treasurer, B. F. Saul Company and B. F.
                                    Saul Real Estate Investment Trust; Vice
                                    President and Assistant Treasurer, Saul
                                    Centers, Inc.

_________________
/1/     The business address of each person is 8401 Connecticut Avenue, Chevy
Chase, Maryland 20815.

                                                              Page 9 of 21 Pages

Mark G. Carrier                     Vice President; Vice President, B. F. Saul
                                    Company; Vice President, B. F. Saul Real
                                    Estate Investment Trust

James P. Sprouse                    Vice President; Vice President, B. F. Saul
                                    Company; Assistant Vice President, B. F.
                                    Saul Real Estate Investment Trust

Ernest R. Pivonka                   Vice President; Vice President, B. F. Saul
                                    Company

Merle F. Sustersich                 Vice President; Vice President, B. F. Saul
                                    Company; Vice President, B.F. Saul Real
                                    Estate Investment Trust

Bryon S. Barlow                     Vice President; Vice President, B. F. Saul
                                    Company

Enio P. Guerra                      Vice President; Vice President, B. F. Saul
                                    Company

Barbara C. Phillips                 Vice President; Vice President, B. F. Saul
                                    Company

Barbara L. Reifsnider               Vice President; Vice President, B. F. Saul
                                    Company

Alison B. Rubin                     Vice President; Vice President, B. F. Saul
                                    Company

Kenneth Kovach                      Vice President; Vice President, B.F. Saul
                                    Company

Bill Tzamaras                       Vice President; Vice President, B.F. Saul
                                    Company


Westminster Investing Corporation
---------------------------------

                                    Position with Company and Present
Name/2/                             Principal Occupation if Different
-------                             ---------------------------------

B. Francis Saul II                  Director, Chairman of the Board and
                                    President; Chairman of the Board and Chief
                                    Executive Officer, Saul Centers, Inc.;
                                    Chairman of the Board, B. F. Saul Company,
                                    B. F. Saul Real Estate Investment Trust,
                                    Chevy Chase Bank, F.S.B.


B. Francis Saul III                 Executive Vice President and Director;
                                    Senior Vice President and Director, B. F.
                                    Saul Company; President and Director,
                                    Franklin Property Company; Vice President and Trustee, B. F. Saul Real Estate

________________
/2/     The business address of each person is 8401 Connecticut Avenue, Chevy
Chase, Maryland 20815 unless otherwise indicated.

                                                             Page 10 of 21 Pages

                                    Investment Trust; Vice Chair, Saul Centers,
                                    Inc; Director, Chevy Chase Bank, F.S.B.

George M. Rogers, Jr./3/            Secretary and Director; Senior Counsel, Shaw
                                    Pittman

William F. Anhut, Jr.               Vice President, Treasurer and Assistant
                                    Secretary; Vice President, B.F. Saul Company

Van Ness Square Corporation
---------------------------

                                    Position with Company and Present
Name/4/                             Principal Occupation if Different
-------                             ---------------------------------

B. Francis Saul II                  Director and Chairman; Chairman of the Board
                                    and Chief Executive officer, Saul Centers,
                                    Inc.; Chairman of the Board, B. F. Saul
                                    Company, B. F. Saul Real Estate Investment
                                    Trust, Chevy Chase Bank, F.S.B.

B. Francis Saul III                 President, Secretary and Director; Executive
                                    Vice President and Director, Westminster
                                    Investing Corporation; Senior Vice President and Director, B. F. Saul Company; Senior
                                    Vice President, Franklin Property Company;
                                    Vice President and Trustee, B. F. Saul Real
                                    Estate Investment Trust; Vice Chair, Saul
                                    Centers, Inc.; Director, Chevy Chase Bank,
                                    F.S.B.

William F. Anhut, Jr.               Vice President, Treasurer and Director; Vice
                                    President, Treasurer and Assistant
                                    Secretary, Westminster Investing Corporation

B. F. Saul Real Estate Investment Trust
---------------------------------------

                                    Position with Company and Present
Name/5/                             Principal Occupation if Different
-------                             ---------------------------------

_________________
/3/     Mr. Rogers' business address is Shaw Pittman, 2300 N Street, N.W.,
Washington, D.C. 20037.

/4/     The business address of each person is 8401 Connecticut Avenue, Chevy
Chase, Maryland 20815 unless otherwise indicated.

                                                             Page 11 of 21 Pages

B. Francis Saul II                  Trustee and Chairman; Chairman of the Board
                                    and Chief Executive Officer, Saul Centers,
                                    Inc.; Chairman of the Board, B. F. Saul
                                    Company, Chevy Chase Bank, F.S.B.; Chairman of the Board and President, Westminster
                                    Investing Corporation; Director and
                                    Chairman, Van Ness Square Corporation

Gilbert M. Grosvenor/6/             Trustee; Chairman of the Board of Trustees,
                                    National Geographic Society

George M. Rogers, Jr./7/            Trustee; Senior Counsel, Shaw Pittman;
                                    Director, B.F. Saul Company

Garland J. Bloom                    Trustee; Real Estate Consultant

John R. Whitmore/8/                 Trustee; Senior Advisor to The Bessemer
                                    Group, Inc.; Director, B.F. Saul Company

B. Francis Saul III                 Trustee; Senior Vice President and Director,
                                    B. F. Saul Company; Vice Chair, Saul
                                    Centers, Inc; President, Franklin Property
                                    Company; Vice President and Director, B. F.
                                    Saul Real Estate Investment Trust; Director,
                                    Chevy Chase Bank. F.S.B.

Philip D. Caraci                    Senior Vice President and Secretary;
                                    President and Director, Saul Centers, Inc.;
                                    Executive Vice President, B. F. Saul
                                    Company; Chairman, Franklin Property Company

Stephen R. Halpin, Jr.              Vice President and Chief Financial Officer;
                                    Executive Vice President and Chief Financial
                                    Officer, Chevy Chase Bank, F.S.B.; Senior
                                    Vice President and Chief Financial Officer,
                                    B. F. Saul Company

________________________________________________________________________________
/5/     The business address of each person is 8401 Connecticut Avenue, Chevy
Chase, Maryland 20815 unless otherwise indicated.

/6/     Mr. Grosvenor's business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.

/7/     Mr. Rogers' business address is Shaw Pittman, 2300 N Street, N.W.,
Washington, D.C. 20037

/8/     Mr. Whitmore's business address is The Bessemer Group, Incorporated, 630
Fifth Avenue, New York, New York 10111.

                                                             Page 12 of 21 Pages

Patrick T. Connors                  Vice President; Senior Vice President, B. F.
                                    Saul Company

Ross E. Heasley                     Vice President; Vice President, B. F. Saul
                                    Company; Vice President and Assistant
                                    Secretary, Saul Centers, Inc.; Vice
                                    President and Director, Franklin Property
                                    Company

Henry Ravenel, Jr.                  Vice President; Vice President, B. F. Saul
                                    Company and Saul Centers, Inc.

William K. Albright                 Vice President and Treasurer; Vice President
                                    and Treasurer, B. F. Saul Company and
                                    Franklin Property Company; Vice President and Assistant Treasurer, Saul Centers, Inc.

Laurence Millspaugh                 Vice President; Vice President, B. F. Saul
                                    Company; Vice President, Franklin Property
                                    Company


        None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Corporations, none of the directors and executive officers of the Corporations has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Trust, none of the trustees or executive officers of the Saul Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

        None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

        To the best of the knowledge and belief of the Corporations, none of the directors and executive officers of the Corporations was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Trust, none of the trustees and executive officers of the Saul Trust was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

                                                             Page 13 of 21 Pages

violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

        All individuals named in this Schedule 13D are citizens of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.


        Item 3 is amended in its entirety to read as follows:

        Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the "DRIP") through which holders of Saul Centers Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since the filing of Amendment Number 15 to this Schedule 13D, Saul Centers has issued Common Stock pursuant to the DRIP on October 31, 2000 and January 31, 2001. The Saul Trust, Franklin Property Company and Van Ness Square Corporation all participated in the DRIP and, consequently, were issued additional shares of Saul Centers Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follows:

Saul Trust
----------
                                                                           Number of shares
  Date of DRIP Reinvestment      Amount reinvested     Price per share         purchased
     October 31, 2000             $ 1,005,157,73           $14.853             67,673.72
     January 31, 2001             $ 1,031,550.49           $17.072             60,423.53
                                  ==============
                        Total:    $ 2,036,780.49                              128,097.25

Franklin Property Company
-------------------------
                                                                              Number of shares
      Date of DRIP Reinvestment     Amount reinvested     Price per share         purchased
         October 31, 2000              $ 66,596.92            $14.853             4,483.74
         January 31, 2001              $ 68,345.57            $17.072             4,003.37
                                       ===========
                           Total:      $134,942.49                                8,487.11

Van Ness Square Corporation
---------------------------
                                                                              Number of shares
      Date of DRIP Reinvestment     Amount reinvested    Price per share         purchased
         October 31, 2000                $ 31.71              $14.853               2.14
         January 31, 2001                $ 32.54              $17.072               1.91
                                         =======
                           Total:        $ 64.25                                    4.05

                                                             Page 14 of 21 Pages

        The B. F. Saul Company Employees' Profit Sharing Retirement Trust (the "Plan") is a profit sharing retirement plan for the benefit of the employees of the Saul Company, its subsidiaries and other participating companies that invests its assets for the benefit of the employees of such companies. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by five trustees: B. Francis Saul II, Philip
D. Caraci, Alexander R.M. Boyle, Patricia E. Clark and Stephen R. Halpin, Jr. Because B. Francis Saul II shares the power to vote and to dispose of the shares of common stock acquired by the Plan, the acquisition of such shares is being reported in this Schedule 13D.

        The Plan participated in the DRIP and reinvested the following amounts for shares of Saul Centers Common Stock:

                                                                            Number of shares
   Date of DRIP Reinvestment       Amount reinvested     Price per share       purchased
     October 31, 2000                $ 380,481.30            $14.853           25,616.46
     January 31, 2001                $ 390,471.72            $17.072           22,872.06
                                     ============
                          Total:     $ 770,953.02                              48,488.52

        Beginning in 1999, pursuant to the DRIP, 100 shares of Saul Center Common Stock are awarded annually as additional compensation to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. Pursuant to this provision, on April 23, 1999 and April 28, 2000, B. Francis Saul II received 100 shares of Saul Centers Common Stock. The closing prices of Saul Centers Common Stock on the New York Stock Exchange on April 23, 1999 and April 28, 2000 were $15.625 and $15.4375, respectively. B. Francis Saul II has elected to participate in the DRIP with respect to these shares. The total amount reinvested and the number of shares acquired by B. Francis Saul II is as follows:

B. Francis Saul II

                                                                            Number of shares
   Date of DRIP Reinvestment       Amount reinvested     Price per share       purchased
     October 31, 2000                   $ 78.84              $14.853              5.61
     January 31, 2001                   $ 85.51              $17.072              5.01
                                        =======
                          Total:        $164.35                                  10.62

        In addition, various trusts established for the benefit of the children of B. Francis Saul II (the "Trusts"), a fund created under the Uniform Gift to Minors Act of which B. Francis Saul II is custodian, and Mrs. Patricia E. Saul, the wife of B. Francis Saul II, have participated in the DRIP. The additional shares of Saul Centers Common Stock issued pursuant to the DRIP to these entities and individuals are being reported in this Schedule 13D because B. Francis Saul II, either as sole trustee of some of the Trusts, as custodian, or by reason of his possible influence over the other trustees and beneficiaries and over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares.

                                                             Page 15 of 21 Pages

        The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

Elizabeth Willoughby Saul Trust
B. Francis Saul II, Trustee
---------------------------
                                                                           Number of shares
   Date of DRIP Reinvestment      Amount reinvested     Price per share       purchased
     October 31, 2000                 $ 1,585.33            $14.853            106.74
     January 31, 2001                 $ 1,626.96            $17.072             95.30
                                      ==========
                         Total:       $ 3,212.29                               202.04

Sharon Elizabeth Saul Trust
B. Francis Saul II, Trustee
---------------------------
                                                                          Number of shares
   Date of DRIP Reinvestment      Amount reinvested     Price per share       purchased
     October 31, 2000                  $  951.20            $14.853             64.04
     January 31, 2001                  $  976.18            $17.072             57.18
                                       =========
                         Total:        $1,927.38                               121.22

B. Francis Saul II, Custodian for
Patricia English Saul, UGMA
---------------------------
                                                                             Number of shares
    Date of DRIP Reinvestment       Amount reinvested     Price per share        purchased
     October 31, 2000                  $ 1,585.33            $14.853             106.74
     January 31, 2001                  $ 1,626.96            $17.072              95.30
                                       ==========
                           Total:      $ 3,212.29                                202.04

Trust FBO Elizabeth W.  Saul
u/a dated 12/30/76, George M. Rogers, Jr.,
Successor Trustee
-----------------
                                                                             Number of shares
    Date of DRIP Reinvestment       Amount reinvested     Price per share        purchased
     October 31, 2000                  $ 1,585.33            $14.853             106.74
     January 31, 2001                  $ 1,626.96            $17.072              95.30
                                       ==========
                           Total:      $ 3,212.29                                202.04

                                                             Page 16 of 21 Pages

Trust FBO Andrew M. Saul II
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee
-----------------
                                                                             Number of shares
    Date of DRIP Reinvestment       Amount reinvested     Price per share        purchased
     October 31, 2000                  $ 1,585.33            $14.853             106.74
     January 31, 2001                  $ 1,626.96            $17.072              95.30
                                       ==========
                           Total:      $ 3,212.29                                202.04

Trust FBO Patricia English Saul
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee
-----------------
                                                                             Number of shares
    Date of DRIP Reinvestment       Amount reinvested     Price per share        purchased
     October 31, 2000                  $ 1,585.33            $14.853             106.74
     January 31, 2001                  $ 1,626.96            $17.072              95.30
                                       ==========
                           Total:      $ 3,212.29                                202.04

Patricia E. Saul (Mrs.)
-----------------------
                                                                          Number of shares
  Date of DRIP Reinvestment      Amount reinvested     Price per share       purchased
     October 31, 2000               $ 18,231.40            $14.853            1,227.46
     January 31, 2001               $ 18,710.09            $17.072            1,095.95
                                    ===========
                         Total:     $ 36,941.49                               2,323.41



ITEM 4.  Purpose of Transaction.

        Item 5 is amended in its entirety to read as follows:

        The purpose of the acquisition of shares of Common Stock by the Corporations, the Plan, the Saul Trust, the Trusts, B. Francis Saul II as custodian, B. Francis Saul II and Patricia E. Saul is investment. The Corporations, the Plan, the Saul Trust, the Trusts, B. Francis Saul II as custodian, B. Francis Saul II and Patricia E. Saul may purchase additional shares of Common Stock from time to time for the purpose of investment, subject to ownership limitations set forth in the Saul Centers, Inc. Articles of Incorporation.

                                                              Page 17 of 21 Page

ITEM 5.  Interest in Securities of the Issuer.


        Item 5 is amended in its entirety to read as follows:

        a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

                                               Number of Shares              Percentage
            Reporting Person                  Beneficially Owned            Of Class (%)
            ----------------                  ------------------            ------------
B. Francis Saul II                                     4,476,461*              32.0
Franklin Property Company                               179,248                 1.3
Westminster Investing Corp.                             374,030                 2.7
Van Ness Square Corporation                                  85                 0.0
B.F. Saul Real Estate Investment Trust                2,805,425                20.0

* Includes all of the shares of Common Stock acquired by the Corporations, the Plan, the Saul Trust, the Trusts and Mrs. Patricia E. Saul. B. Francis Saul II owns 214 shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof.

        b. The Corporations and the Saul Trust have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Corporations, the Saul Trust and the Plan with the other directors of the Corporations, the other trustees of the Saul Trust and the other trustees of the Plan, respectively. The information required by Item 2 with respect to the other directors of the Corporations and the other trustees of the Saul Trust is set forth in Item 2 above. The information required by Item 2 with respect to the other Plan trustees is set forth in the following table:

             Name                             Principal Occupation
             ----                             --------------------
Philip D. Caraci               Director and President, Saul Centers, Inc.;
                               Executive Vice President, B. F. Saul Company;
                               Senior Vice President, B. F. Saul Real Estate
                               Investment Trust
Alexander R. M. Boyle          Vice Chairman, Chevy Chase Bank, F.S.B.
Patricia E. Clark              Assistant Vice President and Secretary, B. F.
                               Saul Company
Stephen R. Halpin, Jr.         Executive Vice President and Chief Financial
                               Officer, Chevy Chase Bank, F.S.B.; Vice President and Chief Financial Officer, B. F. Saul Real
                               Estate Investment Trust

The business address of each of the foregoing individuals is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

        B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust, the Elizabeth Willoughby Saul Trust and the Andrew M. Saul Trust, and as custodian for Patricia English Saul under the Uniform Gift to Minors Act, has the sole power to vote and the sole power to direct the disposition of 20.794 shares of Common Stock. As noted in Item 3, because of his possible influence over the trustees and beneficiaries of the Trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the

                                                             Page 18 of 21 Pages

shares of Common Stock owned by such Trusts and by Mrs. Saul as indicated by the following table:

----------------------------------------------------------------------------------------------
                     Owner                                    Number of Shares
----------------------------------------------------------------------------------------------
NationsBank, NA, Trustee FBO Francis                            24,500
Saul III & Andrew M. Saul II u/a w/B. Francis
Saul II dated 12/30/76
----------------------------------------------------------------------------------------------
Nations Bank, NA, Trustee u/w Andrew M. Saul                     1,000
FBO Elizabeth W. Saul
----------------------------------------------------------------------------------------------
Trust FBO Elizabeth W. Saul                                      7,767
u/a dated 12/31/70, George M. Rogers, Jr.,
Successor Trustee
----------------------------------------------------------------------------------------------
Trust FBO Andrew M. Saul II                                      5,267
u/a dated 12/31/70, George M. Rogers, Jr.,
Successor Trustee
----------------------------------------------------------------------------------------------
Trust FBO Patricia English Saul                                  7,467
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee
----------------------------------------------------------------------------------------------
Trust FBO Sharon Elizabeth Saul                                  3,000
u/a dated 13/31/70, George M. Rogers, Jr.,
Successor Trustee
----------------------------------------------------------------------------------------------
Patricia E. Saul (Mrs.)                                         49,071
----------------------------------------------------------------------------------------------

        The information with respect to the trustees of these Trusts and with respect to Mrs. Saul required by Item 2 is as follows.

        NationsBank, N.A. is a national banking association with its principal business address and the address of its principal office at 1501 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

        George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a senior counsel in the law firm of Shaw Pittman, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers' business address.

        Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

        To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither NationsBank, N.A., nor Mr. Rogers, nor Mrs. Saul, nor any of the Plan trustees has, during the past five years from the date of this Amendment, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers, Mrs. Saul and the Plan trustees are citizens of the United States of America.

                                                             Page 19 of 21 Pages

        c. The only transactions known to the persons filing this statement since the filing of Amendment No. 15 to this Schedule 13D are the following:

        The Saul Trust acquired shares of Common Stock in the open market on the dates, in the amounts and for the total cost indicated in the following table:

    Date of Purchase          Number of Shares        Price Per Share           Total Cost
    ----------------          ----------------        ---------------         -------------
        11/21/00                   2,350                  $15.94              $   37,459.00
        11/22/00                   2,350                  $16.00              $   37,600.00
        11/24/00                   2,350                  $16.03              $   37,670.50
        11/28/00                   2,200                  $16.31              $   35,882.00
        11/30/00                   2,200                  $16.31              $   35,882.00
        12/1/00                    2,200                  $16.25              $   35,750.00
        12/4/00                      200                  $16.13              $    3,226.00
        12/5/00                    1,700                  $16.31              $   27,727.00
        12/6/00                    1,700                  $16.31              $   27,727.00
        12/8/00                    1,700                  $16.75              $   28,475.00
        12/11/00                   1,800                  $16.75              $   30,150.00
        12/12/00                   1,800                  $17.06              $   30,708.00
        12/13/00                   1,800                  $17.13              $   30,834.00
        12/14/00                   1,800                  $17.34              $   31,212.00
        12/15/00                   1,800                  $17.31              $   31,158.00
        12/18/00                     100                  $17.56              $    1,756.00
        12/19/00                   2,000                  $18.13              $   36,260.00
        12/20/00                   2,000                  $17.81              $   35,620.00
        12/21/00                   2,000                  $17.81              $   35,620.00
        12/22/00                   2,000                  $17.88              $   35,760.00
        12/26/00                   1,700                  $17.75              $   30,175.00
        12/28/00                   2,300                  $18.19              $   41,837.00
        12/29/00                   2,300                  $18.56              $   42,688.00
         1/3/01                    2,900                  $18.27              $   52,983.00
         1/4/01                    2,900                  $18.44              $   53,476.00
        2/12/01                   13,700                  $18.51              $  253,587.00
        2/13/01                   13,700                  $18.60              $  254,820.00
        2/14/01                   10,000                  $18.87              $  188,700.00
        2/15/01                   10,000                  $18.97              $  189,700.00
        2/16/01                    4,450                  $18.89              $   84,060,50

         TOTAL                   100,000                                      $1,798,503.00

        d. Beneficiaries of the Plan, beneficiaries of the Trusts, Patricia English Saul and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Plan, the Trusts, Mr. Saul (as custodian for Patricia English Saul), and Mrs. Saul, respectively. The interest of no such beneficiary, Patricia English Saul, or Mrs. Patricia E. Saul, relates to more than five percent of the Common Stock.

                                                             Page 20 of 21 Pages

        e.     Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


        None.


ITEM 7.  Material to be Filed as Exhibits.


        None.

                                                             Page 21 of 21 Pages
                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 /s/ B. Francis Saul II
                                             -----------------------------------
April 13, 2001                               B. Francis Saul II

                                             FRANKLIN PROPERTY COMPANY

April 13, 2001                               By: /s/ Ross E. Heasley
                                                 -------------------------------
                                                 Ross E. Heasley, Vice President

                                             WESTMINSTER INVESTING CORPORATION

April 13, 2001                               By: /s/ B. Francis Saul II
                                                 -------------------------------
                                                 B. Francis Saul II,
                                                 Chairman and President

                                             VAN NESS SQUARE CORPORATION

April 13, 2001                               By: /s/ B. Francis Saul II
                                                 -------------------------------
                                                 B. Francis Saul II,
                                                 Chairman

                                             B. F. SAUL REAL ESTATE
                                             INVESTMENT TRUST

April 13, 2001                               By: /s/ B. Francis Saul II
                                                 ------------------------------
                                                 B. Francis Saul II,
                                                 Chairman